AMERICAN BATTERY METALS CORPORATION

930 Tahoe Blvd., Suite 802-16

Incline Village, NV 89451

March 12, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Loan Lauren Nguyen and Kevin Dougherty

Re: American Battery Metals Corporation

Registration Statement on Form S-3

File No. 333-252492

Dear Ms. Loan Lauren Nguyen and Mr. Kevin Dougherty:

American Battery Metals Corporation hereby requests withdrawal of its request for the acceleration of effectiveness of the above-referenced registration statement as set forth in its letter dated March 11, 2021.

American Battery Metals Corporation

By: /s/ Douglas Cole

Name: Douglas Cole

Title:  Chief Executive Officer and Chairman